UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65464 / October 3, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14522

In the Matter of **Somerset International Group, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SOMERSET INTERNATIONAL GROUP, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Somerset International Group, Inc. ("Somerset" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 30, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Somerset International Group, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Somerset (CIK No. 350524) is a void Delaware corporation located in Bedminster, New Jersey. At all times relevant to this proceeding, the securities of Somerset have been registered under Exchange Act Section 12(g). As of August 26, 2011, the company's stock (symbol "SOSI") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Somerset has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because Somerset's Forms 10-K filed for the periods ended December 31, 2009 and December 31, 2010 were materially deficient because they did not include audited financial statements as required by Regulation S-X, and Somerset's Forms 10-Q for the period ended March 31, 2009 and all subsequent periods were materially deficient because they were not reviewed by an independent public accountant as required by Rule 8-03 of Regulation S-X.

<center>**IV.**</center>

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

            Elizabeth M. Murphy
            Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.